UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019 (Report No. 4)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 24, 2019, Safe-T Group Ltd. (the “Company”) entered into a warrant repricing and exercise letter agreement (the “Agreement”) with each of Alpha Capital Anstalt and Anson Investments Master Fund LP (collectively, the “Holders”), substantially in the form attached hereto as Exhibit 99.1.

Pursuant to the Agreement, the exercise price of an aggregate of 724,636 warrants (the “Reprice Warrants”) shall be reduced from $2.3575 to $1.38 per American Depositary Share representing the Company’s Ordinary Shares. In consideration of the reduced exercise price, each Holder has agreed to exercise in full all of its respective Reprice Warrants.

The Reprice Warrants were initially issued to each of the Holders in private placements that closed on April 11, 2019, and June 5, 2019, and had an exercise term of five years from issuance.

Other than the change in exercise price, no other terms of the Reprice Warrants were amended.

Exhibit No.	Description

99.1	Form of Warrant Repricing and Exercise Letter Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: July 24, 2019

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